Charles S. Kim

+1 858 550 6049

ckim@cooley.com

September 17, 2018

Jeff Gabor

Erin Jaskot

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.
Amendment No. 1 to Registration Statement on Form F-1 Filed April 16, 2018; File No. 333-223090

Dear Mr. Gabor and Ms. Jaskot:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Commission on April 16, 2018 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised Amendment No. 2 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

Form F-1 Filed April 16, 2018

Cover Page

1.

Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, revise your registration statement to disclose the number of securities you are registering, rather than registering a dollar amount. For guidance, refer to Question 227.02 of Compliance and Disclosure Interpretations for Securities Act Rules.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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September 17, 2018

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and will include the amount of securities to be offered in a future pre-effective amendment to the Registration Statement after the date hereof.

Prospectus Summary

Pipeline, page 3

2.    The table of your product candidate pipeline on pages 4 and 79 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that TLC590 is in the midst of Phase I trials but your disclosure indicates that you filed an IND application for in April 2018 and have not initiated clinical trials. Please revise the table to reflect the actual status of TLC590.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 84 of Amendment No. 2.

Risk Factors

Delays in clinical trials are common and have many causes, and any delay could result in increased costs..., page 17

3.    We note your disclosure on page 17 that an independent safety monitoring committee requested a temporary recruitment pause of TLC399. Please include disclosure in your prospectus summary indicating that TLC399 is subject to a temporary recruitment pause, revise the pipeline chart on pages 4 and 79 to indicate that TLC399 is subject to a temporary recruitment pause, and revise your Business section to explain the particular findings or concerns that led to the temporary recruitment pause.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Phase II clinical trial of TLC399 is a dose-finding clinical trial, with three groups receiving doses of TLC399 at three different dose levels. The independent safety monitoring committee (the “SMC”) decided to assess whether the study had identified optimal dose levels such that the trial protocol could be amended to focus on dose levels with the best vision response. Accordingly, the SMC requested a temporary recruitment pause of the Phase II clinical trial of TLC399 until that comprehensive assessment of optimal dose group(s) could be completed. The optional dose group was selected in August 2018, and the Company plans to resume patient recruitment in this study as soon as the study protocol amendment is implemented. The Company respectfully advises the Staff that the SMC did not cite any safety incidents as a reason for the temporary recruitment pause. The Company has revised the disclosure on page 101 of Amendment No. 2 to further clarify the circumstances around the temporary recruitment pause. The Company has also revised the disclosure on pages 3, 4, 17, 18, 65, 82 and 84 of Amendment No. 2 to indicate that the TLC399 Phase II clinical trial is subject to a temporary recruitment pause.

Principal Shareholders, page 136

4.    We note that in response to comment one of our letter dated February 27, 2018 you have updated the beneficial ownership as of March 31, 2018. However, we note that information with respect to beneficial ownership be your directors, executive officers, statutory auditors and holders of more than 5% of your outstanding common shares is as of October 2, 2017. Please revise your registration statement to provide beneficial ownership information for your directors and members of your administrative, supervisory or management bodies as of the most recent practicable date. See Item 6.E of Form 20-F.

Response: The Company has updated the disclosure on pages 48 and 145 of Amendment No. 2 to provide a more recent practicable date for beneficial ownership information. In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 145 of Amendment No. 2 to make clear that the beneficial ownership information with respect to the Company’s directors, executive officers and beneficial owners of 5% or more of the Company’s outstanding common shares is as of August 31, 2018, even though

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 500-6000 f: (858) 550-6420 cooley.com

September 17, 2018

Page Three

the date for determining the beneficial owners of 5% or more of the Company’s outstanding common shares was April 28, 2018 (the “Determination Date”). The Company respectfully advises the Staff that the Determination Date was the most recent record date of the Company’s outstanding common shares under applicable procedures in Taiwan and is therefore the most recent practicable date for purposes of determining the beneficial owners of 5% or more of the Company’s outstanding common shares. The Company has confirmed the holdings of all parties listed in the table on page 146 of Amendment No. 2 as of August 31, 2018, and the Company does not have access to more recent information regarding whether any additional persons or entities became 5% or greater holders of the Company’s outstanding common shares subsequent to the Determination Date.

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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 500-6000 f: (858) 550-6420 cooley.com

September 17, 2018

Page Four

Please contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.

Robert Phillips, Cooley LLP

James Lu, Cooley LLP

Jacqueline Fu, K&L Gates

Bruce K. Dallas, Davis Polk & Wardwell LLP

Justin C. Liang, Baker & McKenzie, Taiwan

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 500-6000 f: (858) 550-6420 cooley.com